                             EMPLOYMENT AGREEMENT

     EMPLOYMENT AGREEMENT dated as of January 5, 2000, by and between SARATOGA BEVERAGE GROUP, INC., a Delaware corporation (the "Company"), and ROBIN PREVER (the "Executive").

     WHEREAS, the Executive has been employed by the Company since April 1992 and currently serves as President and Chief Executive Officer of the Company pursuant to an employment agreement dated as of January 28, 1999 (the "Prior Employment Agreement");

     WHEREAS, NCP-SBG, L.P., a Delaware limited partnership, NCP-SBG Recapitalization Corp., a Delaware corporation and the Company have entered into a Stock Purchase Agreement and Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time, the "Merger Agreement");

     WHEREAS, it has been agreed between North Castle Partners, LLC ("NCP") and the Executive that she will be the Chief Executive Officer of all refrigerated beverage and water businesses acquired by Company, or NCP, their respective affiliates, and subsidiaries; and such agreement was material to the Executive entering into this Agreement; and

     WHEREAS, the Company, desires that following the "Closing Date" (as defined in the Merger Agreement) the Executive continue to serve as the Chief Executive Officer and President of the Company, and the Executive desires to continue such employment, upon the terms set forth in this agreement (the "Agreement");

     NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the Company and the Executive hereby agree as follows:

     1. Employment. The Company hereby agrees to continue to employ the Executive, and the Executive hereby accepts continued employment with the Company, upon the terms and subject to the conditions set forth herein.

     2. Term. This Agreement shall become effective upon, and is conditioned upon the occurrence of, the Commencement Date. Unless the Executive's employment shall earlier terminate pursuant to Section 9, the Company shall employ the Executive for a term commencing on the Closing Date (the "Commencement Date") and ending on the third (3rd) anniversary of the Commencement Date (the "Initial Term"). Effective upon the expiration of the Initial Term, the Executive's employment shall automatically be extended, upon the same terms and conditions, for an additional one year period (the "Additional Term") unless, not later than six (6) months prior to the end of the Initial Term, either party hereto shall have notified the other party hereto in writing that such extension shall not take effect. The period during which the Executive is employed pursuant to this Agreement is referred to as the "Employment Period."

     3. Position. During the Employment Period, the Executive shall serve as Chief Executive Officer and President of the Company.

     4. Duties and Reporting Relationship. (a) During the Employment Period, the Executive shall use her skills and render services to the best of her abilities in performing her duties hereunder. The Executive shall report to, and be subject to supervision by, the Board of Directors of the Company (the "Company Board"). The Executive shall devote substantially all of her business time and attention to the business and affairs of the Company consistent with her position with the Company. This Agreement shall not be construed as preventing the Executive from engaging in charitable and community affairs, giving attention to her outside investment interests or serving a member of the board of directors of another entity, provided that such activities do not interfere with the regular performance of her duties and responsibilities under this Agreement.

     (b) Executive has entered into this Agreement in part based upon the agreement between the parties that the Executive shall, immediately upon acquisition or as promptly as practicable, become the Chief Executive Officer for any and all acquisitions made by NCP, the Company's immediate and ultimate parent companies, or their respective affiliates, of businesses in the refrigerated beverage and/or water business.

     5. Compensation. (a) Base Salary. The Executive's base salary ("Salary") hereunder shall initially be $220,000 per calendar year, payable in accordance with the Company's customary payroll practices, but in no event less frequently than semi-monthly. Commencing on the first anniversary of this Agreement, the Executive's Salary shall be reviewed by the Compensation Committee of the Company Board (the "Compensation Committee") and may be adjusted from time to time as the Compensation Committee, in its sole and absolute discretion, shall determine; provided that, the Executive's Salary shall not at any time be less than $220,000 per calendar year.

     (b) Annual Bonus. The Compensation Committee shall set goals on an annual basis (by March 1 of each fiscal year for such fiscal year) for the Executive's performance as an officer of the Company, and shall cause the Company to pay to her an annual bonus in addition to the Salary based on the achievement by the Executive of such goals; provided, however, that the Executive shall receive a bonus with respect to the first year following the Commencement Date of not less than 50% of her Salary. In the event that the Executive's employment is terminated by the Company without Cause (as defined in Section 9(b)) or by the Executive for Good Reason (as defined in Section 9(c) excluding Section 9(c)(iv)), the Company shall pay to the Executive either (i) if prior to the first anniversary of the Commencement Date, the target annual bonus payable in respect of the fiscal year in which such termination of employment occurs (but no less than 50% of her Salary); or (ii) if on or after the first anniversary of the Commencement Date, the target annual bonus payable in respect of the fiscal year in which such termination of employment occurs (but no less than preceding year's annual bonus), provided that, if such termination occurs within the first six months of such fiscal year, such payment shall be prorated by the number of months of Executive's employment during such period over the total number of months in such period; in either case such amount shall be paid as soon as practicable, but in no event more than 30 days following the Date of Termination.

     (c) Initial Option Grant. The Executive shall be granted stock options (the "Options") to purchase shares of the recapitalized common stock of the Company, $.01 par value (the "Common Stock") that represent 2% of the Company's full diluted equity as of the Commencement Date. The Options shall be non-qualified stock options and shall be issued pursuant to, and in accordance with, a stock incentive plan (the "Plan") to be adopted by the Company (a summary of the terms of which has been previously delivered to the Executive) on the Commencement Date which will be evidenced by one or more stock option agreements to be entered into by the Executive and Company pursuant to the Plan as finally adopted. Each Option shall be exercisable at a price equal to the fair market value of the Common Stock of the Company on the date of grant. The Options granted pursuant to this Section 5(c) shall vest in four equal portions at the date of grant and on each of the first, second and third anniversaries thereof, subject to the Executive's continued employment through the applicable vesting date. The Executive's vested Options shall be exercisable for a period of ten (10) years from the date of grant. Upon the termination of the Executive's employment for Cause (as defined below) or other than for Good Reason (as defined below), any unvested Options shall lapse. Upon the termination of the Executive's employment pursuant to Section 9, the Executive shall have one (1) year from the Date of Termination to exercise any vested Options.

     (d) Additional Option Grant. On the first anniversary of the Commencement Date (or as soon thereafter as practicable), the Executive shall be granted stock options to purchase shares of Common Stock that represent 1% of the Company's fully diluted equity at the time of grant, and will be subject to the same vesting and other provisions as the grant of Options described in the preceding paragraph.

     6. Vacation, Holidays and Sick Leave. During the Employment Period, the Executive shall be entitled to paid vacation, paid holidays and sick leave in accordance with the Company's standard policies for its senior executive officers, which policies shall provide the Executive with benefits no less favorable than those provided to any other senior executive officer of the Company. Such vacation may be taken, in the Executive's discretion, at such time or times as are not inconsistent with the reasonable business needs of the Company. The Executive shall also be entitled to all paid holidays given by the Company to its senior executive officers.

     7. Business Expenses. The Company recognizes that the Executive will incur expenses in connection with her duties hereunder and the business of the Company. The Company agrees to provide the Executive with a corporate American Express Card in order to pay such expenses and to otherwise reimburse the Executive for all such expenses paid or incurred by her (and/or, if requested by the Executive, to advance the Executive amounts required to cover such expenses) in connection with her employment upon timely submission by the Executive of receipts and other documentation as required by the Internal Revenue Code and in conformance with the Company's normal policies and procedures.

     8. Pension and Welfare Benefits; Perquisites. During the Employment Period, the Executive shall be eligible to participate fully in all health benefits, insurance programs, pension and retirement plans and other employee and compensation arrangements (collectively, the "Employee Benefits") available to officers of the Company generally, which Employee Benefits shall provide the Executive with benefits no less favorable than those provided to any other senior executive officer of the Company. During the Employment Period, the Company shall pay, on a monthly basis, the Executive an automobile allowance of $750 per month or, at the option of the Executive, shall provide the Executive with the use of an automobile. During the Employment Period, the Company shall pay, or reimburse the Executive, as the case may be, for the cost of first class air travel by the Executive in connection with her duties hereunder, provided that, such air travel is longer than three hours. In addition, during the Employment Period, the Company shall provide the Executive with such other perquisites as the Company Board shall deem appropriate. Nothing contained herein shall be deemed a waiver by Executive of, or diminish or modify, any vested rights which Executive may have or may hereafter acquire under any employee benefit plan of the Company.

     9. Termination of Employment. The Executive's employment hereunder may be terminated without any breach of this Agreement only under the following circumstances:

     (a) Death or Disability. The Executive's employment hereunder shall automatically terminate upon the death of the Executive. If, as a result of the Executive's incapacity due to physical or mental illness, the Executive shall have been absent from her duties with the Company for any six (6) consecutive months or two hundred forty (240) days in any consecutive three hundred sixty-five (365) day period, then the Company may terminate the Executive's employment hereunder for "Disability."

     (b) By the Company. The Company may terminate the Executive's employment hereunder with or without Cause. For purposes of this Agreement, "Cause" shall mean the Executive's conviction of a crime constituting a felony involving fraud or dishonesty. Notwithstanding the foregoing, the Executive's employment hereunder shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than 75% of the directors constituting the Company Board (other than the Executive) (after written notice to the Executive and a reasonable opportunity for the Executive, together with the Executive's counsel, to be heard before the Company Board), finding that the Executive should be terminated for Cause.

     (c) Termination by the Executive. The Executive shall be entitled to terminate her employment hereunder for Good Reason (as defined below) or any other reason. For purposes of this Agreement, "Good Reason" shall mean, without the Executive's express written consent, (i) the assignment to the Executive of any duties inconsistent with, or any diminution of, the Executive's positions, titles, offices, duties, responsibilities or status with the Company; (ii) the relocation of the Company's principal executive offices to a location more than fifty (50) miles from Saratoga Springs, New York or Boca

Raton, Florida or the Company's requiring the Executive to be based anywhere other than Saratoga Springs, New York or Boca Raton, Florida, except for required travel on the Company's business to an extent substantially consistent with the Executive's present business travel obligations; (iii) the failure by the Company to pay on a timely basis to the Executive any portion of the Executive's then current compensation; (iv) if the Executive perceives in her sole judgment that there has been a dimunition in her duties, authority, responsibilities, day to day control, reporting responsibilities, employee relations, status, relationship with the Company Board or NCP; or interference with the exercise of her business judgment; or a substantial increase without her agreement, in her duties, responsibilities, or reporting requirements; or
(v) if there is a breach of the provisions of Section 4(b) hereof; then, in each case after written notice delivered by the Executive to the Company within 90 days of the occurrence of such action setting forth in reasonable detail the specifics of such action or actions giving rise to such Good Reason.

     (d) Notice of Termination. Any purported termination of the Executive's employment by the Company or by the Executive shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 18. "Notice of Termination" shall mean a notice that shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated.

     (e) Date of Termination. "Date of Termination" shall mean if the Executive's employment is terminated because of death, the date of the Executive's death, if the Executive's employment is terminated for Disability, the date Notice of Termination is given, if the Executive's employment is terminated for Cause, the date of delivery to the Executive of the resolution of the Company Board referenced in Section 9(b) or if the Executive's employment is terminated pursuant to Section 9(c) hereof or for any other reason (other than death or Disability), the date specified in the Notice of Termination (which, in the case of a termination for Good Reason shall not be less than fifteen (15) days nor more than sixty (60) days from the date such Notice of Termination is given, except if pursuant to Section 9(c)(iv) then shall not be less than 60 days, and in the case of a termination for any other reason shall not be less than thirty (30) days from the date such Notice of Termination is given.)

     10. Compensation During Disability, Death or Upon Termination. (a) During any period that the Executive fails to perform her duties hereunder as a result of incapacity due to physical or mental illness ("Disability Period"), the Executive shall continue to receive her full Salary at the rate then in effect for such period until her employment is terminated pursuant to Section 9(a) hereof, provided that payments so made to the Executive during the Disability Period shall be reduced by the sum of the amounts, if any, payable to the Executive with respect to such period under disability benefit plans of the Company or under the Social Security disability insurance program, and which amounts were not previously applied to reduce any such payment.

     (b) If the Executive's employment is terminated by her death or Disability, the Company shall pay all amounts due to the Executive under
Section 5 through the Date of Termination plus all other amounts to which she is entitled under any compensation or benefit plan or program of the Company, in each case in accordance with Section 8, if applicable, at the time such payments are due and the Company shall have no further obligation to the Executive under this Agreement.

     (c) If the Executive's employment shall be terminated by the Company for Cause or by the Executive for other than Good Reason, the Company shall pay the Executive her full Salary through the Date of Termination at the rate in effect at the time Notice of Termination is given plus all other amounts to which she is entitled under any compensation or benefit plan or program of the Company, and the Company shall have no further obligation to the Executive under this Agreement.

     (d) If the Company shall terminate the Executive's employment other than for Cause, or the Executive shall terminate her employment for Good Reason (or death or Disability) then

         (i) the Company shall pay the Executive her full Salary through the Date of Termination at the rate in effect at the time Notice of Termination is given plus all other unpaid amounts, if any, to which the Executive is entitled as of the Date of Termination under any compensation or benefit plan or program of the Company, at the time such payments are due;

          (ii) subject to Section 11, the Company shall pay the Executive an amount equal to the Executive's Salary equal to the lesser of (A) 24 months and (B) the expiration of the term of this Agreement (but in no circumstances less than 12 months) payable in substantially equal monthly installments during the period commencing with the month immediately following the month in which the Date of Termination occurs and ending 12 months thereafter. Notwithstanding the foregoing, if the Executive terminates her employment pursuant to Section 9(c)(iv) hereof, the Company shall pay the Executive an amount equal to the Executive's Salary for 12 months in substantially equal installments during the period commencing on the month immediately following the month in which the Date of Termination occurs and ending 12 months thereafter. If the Executive terminates her employment pursuant to Section 9(c)(v) the Company shall pay the Executive an amount equal to the Executive's Salary for 36 months in substantially equal installments during the period commencing with the month immediately following the month in which the Date of Termination occurs and ending 12 months thereafter; if the Executive terminates her employement pursuant to
     Section 9(c)(v) due to an acquisition not involving those identified at Closing, then the provisions of Section 10(d)(ii)(A) and (B) above shall apply;

         (iii) the Executive shall be entitled to continue to receive her health benefits for a period ending on the earlier of (x) 24 months or (y) the expiration of the term of this Agreement but in no circumstances less than 12 months; and

         (iv) the balance of Executive's stock options granted pursuant to
     Section 5(c) shall immediately vest on the Date of Termination and the stock options granted pursuant Section 5(d) shall be deemed granted if they have not already been so, and fully vested as of the Date of Termination.

     (e) The Executive shall not be required to mitigate the amount of any payment provided for in this Section 10 by seeking other employment or otherwise, and the amount of any payment or benefit provided for in this
Section 10 shall not be reduced by any compensation earned by the Executive as the result of employment by another employer or by retirement benefits or otherwise.

     11. Release. In consideration of the payments to be made to the Executive pursuant to Section 10(d)(ii) of this Agreement and as a condition to the payment thereof, the Executive acknowledges that all such payments, if made in accordance with the terms of this Agreement, shall constitute complete satisfaction of all Salary obligations owed by the Company to the Executive. The parties hereby agree that if this Section 11 becomes applicable they will execute a mutually acceptable release to reflect the provisions of this Section.

     12. Representations and Warranties. (a) The Company represents and warrants that this Agreement has been authorized by all necessary corporate action of the Company and is a valid and binding agreement of the Company enforceable against it in accordance with its terms.

     (b) The Executive represents and warrants that she is not a party to any agreement or instrument which would prevent her from entering into or performing her duties in any way under this Agreement.

     13. Successors; Binding Agreement. (a) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

     (b) This Agreement is a personal contract and the rights and interests of the Executive hereunder may not be sold, transferred, assigned, pledged, encumbered, or hypothecated by her, except as otherwise expressly permitted by the provisions of this Agreement. This Agreement shall inure to the benefit of and be enforceable by the Executive and her personal or legal representatives, executors, administrators, successors, heirs, distributees, devises and legatees. If the Executive should die while any amount would still be payable to her hereunder had the Executive continued to live, all such amounts, unless otherwise proved herein, shall be paid in accordance with the terms of this Agreement to her devisee, legatee or other designee or, if there is not such designee, to her estate.

     14. Restrictive Covenants. (a) Executive acknowledges and agrees that Executive has had and will have a prominent role in the management of the business, and the development of the goodwill, of the Company and will establish and develop relations and contacts with the principal customers and suppliers of the Company in the United States of America, all of which constitute valuable goodwill of, and could be used by Executive to compete unfairly with, the Company and that (i) in the course of her employment with the Company, Executive will obtain confidential and proprietary information and trade secrets concerning the business and operations of the Company in the United States of America and the rest of the world that could be used to compete unfairly with the Company; (ii) the covenants and restrictions contained in this Section 14 are intended to protect the legitimate interests of the Company in their respective goodwill, trade secrets and other confidential and proprietary information; and (iii) Executive desires to be bound by such covenants and restrictions.

     (b) The Executive covenants and agrees that she will not any time during and after the end of the Employment Period, directly or indirectly, use for her own account, or disclose to any person, firm or corporation, other than authorized officers, directors and employees of the Company or its subsidiaries, Confidential Information (as hereinafter defined) of the Company, except (i) while employed by the Company, in the business of and for the benefit of the Company or (ii) when required to do so by a court of competent jurisdiction, by any governmental agency having supervisory authority over the business of the Company, or by any administrative body or legislative body (including a committee thereof) with jurisdiction to order the Company to divulge, disclose or make accessible such information. For purposes of this Agreement, "Confidential Information" shall mean non-public information concerning the Company's financial data, statistical data, strategic business plans, product development (or other proprietary product data), customer, supplier, distributor and bottler lists and other information, information relating to practices, processes, methods, trade secrets, marketing plans and other non-public, proprietary and confidential information of the Company; provided, however, that Confidential Information shall not include any information which (x) is known generally to the public other than as a result of unauthorized disclosure by the Executive, (y) becomes available to the Executive on a non-confidential basis from a source other than the Company or
(z) was available to the Executive on a non-confidential basis prior to its disclosure to the Executive by the Company, whether such disclosure by the Company was before or after the date of this Agreement. It is specifically understood and agreed by the Executive that any Confidential Information received by the Executive during her employment by the Company is deemed Confidential Information for purposes of this Agreement. In the event that the Executive's employment is terminated hereunder for any reason, she immediately shall return to the Company all Confidential Information in her possession.

     (c) The Executive covenants and agrees that during the Employment Period and for a period of three (3) years following the Date of Termination, the Executive shall not, directly or indirectly, own any interest in, operate, join, control or participate as a partner, director, principal, officer, or agent of, enter into the employment of, act as a consultant to, or perform any services for any entity which has material operations which compete with any refrigerated beverage and water business in which the Company or its immediate affiliates is engaged, or in which any of the foregoing has documented plans to become engaged of which Executive has knowledge at the time of the Executive's termination of employment. Notwithstanding the foregoing, the Executive may be employed by, or provide services to, an investment banking firm or consulting firm that provides services to entities described in the previous sentence, provided that the Executive does not personally represent or provide services to such entities. Notwithstanding anything herein to the contrary, this Section 14 shall not prevent the Executive from acquiring as an investment securities representing not more than five percent (5%) of the outstanding voting securities of any publicly-held corporation.

     (d) The Executive and the Company agree that the covenant of non-competition is a reasonable covenant under the circumstances, and further agree that if, in the opinion of any court of competent jurisdiction such covenants are not reasonable in any respect, such court shall have the right, power and authority to excise or modify such provision or provisions of these covenants as to the court shall appear not reasonable and to enforce the remainder of these covenants as so amended.

     (e) The Executive covenants and agrees that during the Employment Period and for a period of three (3) years following the Date of Termination, the Executive shall not directly or indirectly engage in any conduct or make any statement, whether in commercial or noncommercial speech, disparaging or criticizing in any way the Company or any subsidiary or affiliate thereof, or any products or services offered by any of these, or engage in any other conduct or make any other statement that could be reasonably expected to impair the goodwill of the Company or any subsidiary or affiliate thereof, the reputation of the products of the Company or any subsidiary or affiliate thereof or the marketing of such products, in each case except to the extent required by law, and then only after consultation with the Company to the extent possible.

     (f) The Executive acknowledges and agrees that a breach of the covenants contained in this Section 14 may cause irreparable injury to the Company for which adequate remedies are not available at law. Accordingly, the Executive agrees that the Company, in addition to pursuing any other remedies it may have in law or in equity, may seek to obtain an injunction against the Executive from any court having jurisdiction over the matter, restraining any further violation of this Section 14.

     15. Entire Agreement. This Agreement contains all the understandings between the parties hereto pertaining to the matters referred to herein, and supersedes all undertakings and agreements (including the Prior Employment Agreement), whether oral or in writing, previously entered into by them with respect thereto. The Executive represents that, in executing this Agreement, she does not rely and has not relied upon any representation or statement not set forth herein made by the Company with regard to the subject matter, bases or effect of this Agreement or otherwise.

     16. Amendment or Modification, Waiver. No provision of this Agreement may be amended or waived unless such amendment or waiver is agreed to in writing, signed by the Executive and by a duly authorized officer of the Company. The Executive's or the Company's failure to insist upon strict compliance with any provision of, or to assert any right under, this Agreement shall not be deemed to be a waiver of such provision or right or of any other provisions of or right under this Agreement.

     17. Indemnification; Legal Fees. The Company shall indemnify the Executive and hold her harmless from any cost, expense or liability arising out of or relating to any acts, failure to act, or any decisions made by her, in the course of performing services hereunder, within the scope of her employment hereunder, in accordance with the Company's charter and by-laws including, but not limited to, any criminal action or proceeding provided that she had no reasonable cause to believe her conduct was unlawful. Except as provided for the next sentence, the Company shall bear, or reimburse the Executive for, all reasonable legal fees, expenses, costs, judgments, fines, penalties, and amounts paid in settlement incurred by her in connection with entering into this Agreement. If either party institutes any action or proceedings to enforce any rights the party has under this Agreement or for any other judicial remedy, the prevailing party shall be entitled to reimbursement from the other party for its costs and expenses incurred thereby, including but not limited to, reasonable attorneys' fees and disbursements.

     18. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given if delivered personally or sent by facsimile transmission, overnight courier, or certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally or sent by facsimile transmission (provided that a confirmation copy is sent by overnight courier), one day after deposit with an overnight courier, or if mailed, five (5) days after the date of deposit in the United States mails, as follows:

     If to the Company, to:

            Saratoga Beverage Group, Inc.
            11 Geyser Road
            Saratoga Springs, NY 12866
            Attn: Chief Operating Officer
            Fax No.: (518) 584-6363
     with copies to:

            North Castle Partners, L.L.C.
            60 Arch Street
            Greenwich, CT 06830
            Telecopy: (203) 618-1860
            Telephone: (203) 862-3200
            Attention: Peter J. Shabecoff

     and

            Debevoise & Plimpton
            875 Third Avenue
            New York, NY 10022
            Telecopy: (212) 909-6836
            Telephone: (212) 909-6000
            Attention: Franci J. Blassberg, Esq.

     If to the Executive, to:

            Robin Prever
            c/o Saratoga Beverage Group, Inc.
            1000 American Superior Blvd.
            Winter Haven, FL 33884
            Fax: (941) 299-6713

     with a copy to:

            Diane J. Geller, Esq.
            Ruden, McClosky, Smith, Schuster & Russell, P.A.
            200 E. Broward Blvd.
            Ft. Lauderdale, FL. 33301
            Fax: (954) 764-4996
            Tel: (954) 527-2424

     Any notice delivered personally or by courier under this Section 18 shall be deemed given on the date delivered and any notice sent by telecopy or registered or certified in postage prepaid, return receipt requested, shall be deemed given on the date telecopied or mailed.

     19. Condition Precedent. This Agreement shall be of no force and effect if the Merger (as defined in the Merger Agreement) does not become effective and shall automatically expire if the Merger Agreement is terminated.

     20. Severability. If any court of competent jurisdiction shall at any time determine that, but for the provisions of this paragraph, any part of this Agreement is illegal, void as against public policy or otherwise unenforceable, the relevant part will automatically be amended to the extent necessary to make it sufficiently narrow in scope, time and geographic area to be legally enforceable. All other terms will remain in full force and effect. Further, if the Executive raises any question as to the enforceability of any part of the terms of this Agreement, including, without limitation, the covenants contained in Section 14, the Executive specifically agrees that she will comply fully with this Agreement unless and until the entry of an award to the contrary.

     21. Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

     22. Governing Law; Submission to Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS RULES THEREOF TO THE EXTENT THAT THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE COUNTY OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND OF THE DOCUMENTS REFERRED TO IN THIS AGREEMENT, AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY. EACH PARTY HEREBY WAIVES AND AGREES NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR THE INTERPRETATION AND ENFORCEMENT HEREOF, OR ANY SUCH DOCUMENT OR IN RESPECT OF ANY SUCH TRANSACTION, THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS. EACH PARTY HEREBY CONSENTS TO AND GRANTS ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF ANY SUCH DISPUTE AND AGREE THAT THE MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 18 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

     23. Arbitration. Any dispute, controversy, or question arising under, out of, or relating to this Agreement (or the breach thereof) or, Executive's employment with the Company or termination thereof, shall be referred for arbitration to be held in Albany, New York (or such other place as the parties and the arbitrator shall agree) to a neutral arbitrator selected by the Executive and the Company and this shall be the exclusive and sole means for resolving such dispute (other than for injunctive relief under this Agreement). The arbitration shall be conducted in accordance with the Employment Arbitration Rules (the "Rules") of the American Arbitration Association (the "AAA") in effect at the time of the arbitration, except that the arbitrator shall be selected by alternatively striking from a list of five arbitrators supplied by the AAA, and the decision of the arbitrator shall be governed by the rule of law. Such right to submit a dispute arising hereunder to arbitration and the decision of the neutral arbitrator shall be final, conclusive and binding on all parties and interested persons and no action at law or in equity shall be instituted or, if instituted, further prosecuted by either party other than to enforce the award of the neutral arbitrator. The arbitrator shall take submissions and hear testimony, if necessary, and shall render a written decision as promptly as possible. The arbitrator may require discovery for good cause shown. Each party shall bear its own costs and expenses incurred in connection with any such arbitration; provided that the arbitrator shall be entitled to award to the prevailing party reimbursement of its reasonable legal costs and expenses (including with respect to the arbitrator and the AAA).

     24. Headings. All descriptive headings of sections and paragraphs in this Agreement are intended solely for convenience, and no provision of this Agreement is to be construed by reference to the heading of any section or paragraph.

     25. Withholdings. All payments to the Executive under this Agreement shall be reduced by all applicable withholding required by federal, state or local law.

     26. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first set forth above.

                                        ROBIN PREVER

                                        /s/ Robin Prever
                                        ---------------------------------------
                                            Robin Prever




SARATOGA BEVERAGE GROUP, INC.

By: /s/ Kim James
----------------------------------------
        Name: Kim James
        Title:  Chief Financial Officer